Exhibit A

CERAGON NETWORKS ANNOUNCES PRELIMINARY
RESULTS FOR FIRST QUARTER 2009

Lengthening Sales Cycles Affect Revenues; Expense Reductions Mitigate Earnings Impact

Conference call at 9:00 am EDT to discuss preliminary results

        TEL AVIV, Israel, March 30, 2009 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity LTE ready wireless backhaul solutions, today announced preliminary financial results for the first quarter ending March 31, 2009.

        Ceragon expects revenues for the first quarter of 2009 to be in the range of $43 million to $45 million, compared with $47.2 million in the first quarter of 2008 and $56.8 million in the fourth quarter of 2008. Gross margin is expected to range from approximately $33.5% to 34.5%. Steps taken to reduce operating expenses during the first quarter mitigated some of the impact of lower revenues on earnings. Therefore, based on the anticipated level of revenues during the first quarter, GAAP net income is expected to range from approximately breakeven to $0.7 million, or $0.00 to $0.02 per diluted share, compared with $4.3 million, or $0.11 per diluted share, during the first quarter of 2008.

        On a non-GAAP basis, excluding approximately $800,000 of equity-based compensation expenses, net income is expected to range from approximately $0.8 million to $1.5 million, or $0.02 to $0.04 per diluted share, compared with $4.9 million, or $0.13 per diluted share in the first quarter of 2008.

        All of the data are subject to completion of the quarterly closing process and the review of Ceragon’s results by its auditors. The Company had not given specific guidance for the first quarter; however, the preliminary results are below the range of analysts’ estimates according to First Call.

        “The pace of bookings has slowed down in most regions and categories,” said Ira Palti, President and CEO of Ceragon. “We see that sales cycles are lengthening and planned timeline of new projects and purchasing decisions are being stretched out. On the positive side, projects to expand high capacity wireless backhaul are moving forward, and we are pleased to see some improvement in demand from North America, which began to show signs of weakness during the first quarter of 2008.”

        “As the signs of lengthening sales cycles began to materialize during the quarter, we took steps to reduce operating expenses. We are not making across the board headcount or salary reductions, but we have identified selective additional expense reduction measures we intend to implement over the next several weeks to lower our non-GAAP breakeven point to $36-$37 million in revenues per quarter by the end of the second quarter.

        “We continue to believe that underlying demand drivers remain intact and that the growing need for high capacity wireless backhaul will require a resumption of more aggressive ordering patterns, but the near-term weighted deal pipeline remains low,” concluded Mr Palti. “Our plan is to remain as flexible as possible in order to be able to respond quickly to changes in ordering patterns in either direction.”

        A conference call discussing Ceragon’s preliminary results for the first quarter of 2009, will take place today, March 30, 2009, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (800) 288-8968 or international (612) 332-0228 at 8:50 a.m. EDT.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701 or international (320) 365-3844, access code 994270.

        A replay of both the call and the webcast will be available through April 30, 2009.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Int'l +(972) 52 573 5513
US (201) 853 0228
vereds@ceragon.com